Mail Stop 6010

October 9, 2007

Jon M. Garfield
Chief Executive Officer and Chief Financial Officer
Clearant, Inc.
1801 Avenue of the Stars, Suite 435
Los Angeles, California 90067

> **Re:** **Clearant, Inc.**
> **Registration Statement on Form SB-2**
> **Filed October 9, 2007**
> **File No. 333-146362**

Dear Mr. Garfield:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that it appears that a large number of the selling shareholders are affiliates of the company. The sale by these affiliated selling shareholders could be construed to be a primary offering "by or on behalf of the registrant." We also note that it does not appear that you are eligible to use Form S-3 for a primary offering of your equity securities, so you would not be eligible to conduct an at the market offering for those equity securities held by affiliated selling shareholders. Please revise your registration statement to identify the affiliated selling shareholders as underwriters and set a price for the offering, or provide a detailed legal analysis to support your position that the affiliated selling

shareholders are not acting as underwriters in the sale of these securities.

2. Please revise your prospectus to describe that you received a written notice alleging that certain misrepresentations were made in connection with the Stock Purchase Agreements entered into on April 3, 2007. We note that disclosure was made in Note 18 to the financial statements, page AFS-22, but not in the prospectus.

Incorporation of Certain Information by Reference, page 52

3. Please delete this section since incorporation by reference is not available to you.

Signatures

4. We refer you to Instruction 1 to the Instructions for Signatures in Form SB-2 that provides that the registration statement must be singed by, among others, the issuer's controller or its principal accounting officer. Please revise your registration statement to add the signature of your controller or principal accounting officer.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Edward T. Schultz, Esq.
       Dreier Stein & Kahan, LLP
       The Water Garden
       1620 26th Street, Sixth Floor, North Tower
       Santa Monica, California 90404